

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via E-mail</u>
Gareb Shamus, President
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, N.Y. 10019

     RE: **Wizard World, Inc. (formerly Goenergy, Inc.)**
          Form 8-K
          Filed December 14, 2010 and amended February 18, 2011
          File No. 0-33383

Dear Mr. Shamus:

We issued a comment letter to you on the above captioned filing on March 17, 2011. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by July 1, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 1, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

                                      Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds,
                                        Assistant Director